SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 14D-1
                              AMENDMENT NO. 1
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                                    AND

                                STATEMENT ON
                                SCHEDULE 13D
                              AMENDMENT NO. 1
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        INFORMATION ADVANTAGE, INC.
                         (NAME OF SUBJECT COMPANY)

                    STERLING SOFTWARE ACQUISITION CORP.
                          STERLING SOFTWARE, INC.
                                 (BIDDERS)

                        COMMON STOCK, $.01 PAR VALUE
                       (TITLE OF CLASS OF SECURITIES)

                                45669P 10 1
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                        DON J. MCDERMETT, JR., ESQ.
                          STERLING SOFTWARE, INC.
                             300 CRESCENT COURT
                                 SUITE 1200
                            DALLAS, TEXAS 75201
                         TELEPHONE: (214) 981-1000
                         FACSIMILE: (214) 981-1265
    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
              NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)


                                  COPY TO:
                         RICHARD J. GROSSMAN, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000
                         FACSIMILE: (212) 735-2000



      Sterling Software, Inc., a Delaware corporation ("Parent"), and Sterling Software Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D (the "Schedule 14D-1/13D") filed with the Securities and Exchange Commission (the "Commission") on July 21, 1999 with respect to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock," and including the associated Preferred Stock Purchase Rights, the "Shares"), of Information Advantage, Inc., a Delaware corporation (the "Company"), at a purchase price of $6.50 per Share, net to the seller in cash, without interest thereon.

      Unless otherwise indicated herein, capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the
 Schedule 14D-1/13D or in the Offer to Purchase referred to therein.


 ITEM 10.   ADDITIONAL INFORMATION.

      The information set forth in Item 10(c) of the Schedule 14D-1/13D is hereby amended and supplemented by the following:

      On August 5, 1999, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference, relating to the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.


 ITEM 11.   MATERIALS TO BE FILED AS EXHIBITS.

 (a)(10)   Press Release, dated August 5, 1999, issued by Parent.




                                 SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      Dated: August 5, 1999


                               STERLING SOFTWARE, INC.


                               By:  /S/ DON J. MCDERMETT, JR.
                                  ---------------------------------
                               Name:  Don J. McDermett, Jr.
                               Title: Senior Vice President and
                                      General Counsel


                               STERLING SOFTWARE ACQUISITION CORP.


                               BY:  /S/ DON J. MCDERMETT, JR.
                                  ---------------------------------
                               Name: Don J. McDermett, Jr.
                               Title: Vice President




                             INDEX TO EXHIBITS

 EXHIBIT:    DESCRIPTION:

 (a)(10)     Press Release, dated August 5, 1999, issued by Parent.